SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY  10017-3954

March 19, 2014

Via EDGAR Transmission and Courier

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             KKR & Co. L.P.
Amendment No. 2 to Form S-4
Filed March 11, 2014
File No. 333-193359

Amendment No. 1 to Schedule 13E-3

Filed March 11, 2014

File No. 005-82848

Dear Ms. Hayes:

On behalf of KKR & Co. L.P. (“KKR”), we hereby submit the response of KKR to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated March 18, 2014 (the “Comment Letter”) relating to the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) and the related Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”).  We have revised the Registration Statement and the Schedule 13E-3 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”).  In addition to revisions made in response to the Staff’s comments, the Amended Registration Statement has also been revised to include updated disclosure on pages 101 to 103 with respect to litigation relating to the transactions, as well as to include the principal complaints filed in connection with the disclosed litigation as Annexes E, F and G to the proxy statement/prospectus.

In connection with this letter and the filing of Amended Registration Statement and the Amended Schedule 13E-3, we are delivering to the Staff three courtesy copies of the Amended Registration Statement, marked to show changes from Amendment No. 2 to the Registration Statement, and the Amended Schedule 13E-3, marked to show changes from Amendment No. 1 to the Schedule 13E-3, and three clean courtesy copies of this letter, the Amended Registration Statement and the Amended Schedule 13E-3.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  The responses and information below are based upon information provided to us by KKR and KKR Financial Holdings LLC (“KFN”).

Amendment No. 1 to Schedule 13E-3

General

1.                                      We note your response to prior comment 1.  Please confirm that none of KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. will receive any special benefit in the Rule 13e-3 transaction.

In response to the Staff’s comment, we confirm that none of KKR Financial Advisors LLC, KKR Asset Management LLC and Kohlberg Kravis Roberts & Co. L.P. will receive any special benefit in the Rule 13e-3 transaction.

Amendment No. 2 to Form S-4

Background of the Merger, page 30

2.                                      We note your response to prior comment 11 and the revised disclosure on page 32. Please disclose the names of the transaction committee members who recommended Sandler O’Neill to act as financial advisors.

In response to the Staff’s comment, the disclosure on page 32 of the Amended Registration Statement has been revised.  KFN has advised us that the recommendation of Sandler O’Neill was made collectively by the members of the transaction committee, who were familiar with Sandler O’Neill from Sandler O’Neill’s prior engagement on behalf of the independent members of the KFN board of directors (other than Mr. Edwards and Mr. Ryles who had not yet been appointed to the KFN board of directors at the time of such prior engagement).

Opinion of the Financial Advisor to the KFN Transaction Committee

KKR—Net Present Value Analysis, page 50

3.                                      We note your response to prior comment 13.  Please disclose the significance of the results of the net present value analysis for KKR common units.

In response to the Staff’s comment, the disclosure on page 52 of the Amended Registration Statement has been revised.

Preliminary Presentations by Sandler O’Neill, page 54

4.                                      We note your response to prior comment 16.  Please tell us who formulated the questions posed to KKR in the due diligence session.  Also, please tell us the basis for the statement in the last sentence of your response that Item 1015 contemplates disclosure for reports and similar materials pursuant to which a qualified party has provided expert analysis, and describe what qualifies as “expert analysis” under this formulation.

In response to the Staff’s comment, we confirm that the questions posed to KKR in the due diligence session were formulated by Sandler O’Neill.  With respect to the Staff’s comment regarding the last sentence of prior comment 16, the statement regarding Item 1015 of Regulation M-A was based upon an informal survey of prior transactions subject to Rule 13e-3 that included reports, opinions or appraisals in accordance with Item 1015, as well as by analogy to the provisions of Rule 436 under the Securities Act relating to the reports and/or opinions of experts and counsel.  Notwithstanding the foregoing, in an effort to expeditiously resolve any remaining questions the Staff may have relating to this comment and prior comment 16, the disclosure on page 55 of the Amended Registration Statement has been revised to include a summary of the Sandler O’Neill diligence materials and the materials have been filed as Exhibit (c)(20) to the Amended Schedule 13E-3.

5.                                      The second bullet point on page 56 describes the Sandler O’Neill presentation as demonstrating that the income distribution per share accretion to KFN common shareholders could range as high as 98.7% in 2015.  The presentation appears to indicate maximum accretion of 9.7%.  Please revise or advise.

In response to the Staff’s comment, we have updated the disclosure on page 56 of the Amended Registration Statement to reflect a maximum accretion figure of 9.7%.  The 98.7% figure previously disclosed was a typographical error.

Opinion of the Financial Advisor to KKR

October 29, 2013, November 6, 2013, November 25, 2013, December 10, 2013 Presentations, page 75

6.                                      We note the disclosure you have added on page 75 in response to prior comment 14. Please briefly summarize the substance of the October 29 and November 6 presentations.

In response to the Staff’s comment, the disclosure on page 75 of the Amended Registration Statement has been revised.

KFN 2015 Projected Financial Information, page 91

7.                                      We note your response to prior comment 19; however, the prospectus still does not appear to include all projections.  For instance, please direct us to where in the prospectus the projections appearing in the following locations are presented:

•                  pages 6 and 10 of exhibit (c)(4);

•                  page 7 of exhibit (c)(6); and

•                  page 54 of exhibit (c)(19).

In response to the Staff’s comment, in addition to the projected financial information previously disclosed in response to prior comment 19, the disclosures on pages 92, 95 and 96 of the Amended Registration Statement have been revised to include the projections referenced in the Staff’s comment, which had been inadvertently omitted from the prior filing.

Annex D — Opinion of Lazard Frères & Co. LLC

8.                                      We note your response to prior comment 20.  We do not disagree with any of the points made in your response, except the assertion that a financial advisor may disclaim responsibility for disclosure appearing in the prospectus and forming part of its analyses. Please revise the following language to address this concern:

•                  Sandler O’Neill assumes no responsibility or liability for the accuracy or completeness thereof (page 44); and

•                  Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based (pages 77 and D-2).

In response to the Staff’s comment, the disclosures on pages 44 and 77 of the Amended Registration Statement have been revised, along with the language included in Lazard’s opinion that is attached as Annex D to the Amended Registration Statement.

Annex E — Form of Preliminary Proxy

9.                                      We note your response to prior comment 21.  Please revise your proxy statement to recite the correct standard for the use of discretionary authority in this circumstance, or advise us as to how you determined to use the standard currently appearing on your form of proxy.  We refer you to Rule 14a-4(c)(3).

In response to the Staff’s comment, both the disclosure on page 131 of the Amended Registration Statement and the form of proxy card have been revised.

*   *   *   *   *

If you have any questions regarding the responses to the Comment Letter, the Amended Registration Statement or the Amended Schedule 13E-3, please do not hesitate to call me at (212) 455-2948.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	David J. Sorkin, KKR & Co. L.P.
Gary I. Horowitz, Simpson Thacher & Bartlett LLP
Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz
David E. Shapiro, Wachtell, Lipton, Rosen & Katz